File Pursuant To Rule 424(b)(5)

PROSPECTUS SUPPLEMENT	Registration No. 333-88783
(To Prospectus dated November 15, 1999)

$150,000,000

Jersey Central Power & Light Company
4.80% SENIOR NOTES DUE 2018

Interest payable on June 15 and December 15

Initially, the Senior Notes will be our senior secured indebtedness and will be secured by a series of our first mortgage bonds. Upon the occurrence of certain events described in this prospectus supplement under the heading “DESCRIPTION OF SENIOR NOTES — General” and in the accompanying prospectus under “— Security; Release Date,” the first mortgage bonds securing the Senior Notes will be released, and the Senior Notes will become our unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. If we exercise our rights to optionally redeem prior to maturity certain outstanding series of our first mortgage bonds, this release of the first mortgage bonds securing the Senior Notes could occur as early as March 23, 2005.

We may redeem some or all of the Senior Notes from time to time prior to their maturity at the “make whole” redemption prices more fully described in this prospectus supplement and the accompanying prospectus. For a more detailed description of the Senior Notes, see “DESCRIPTION OF SENIOR NOTES” beginning on page S-3.

INVESTING IN THE SENIOR NOTES INVOLVES RISKS. SEE “RISK FACTORS” WHICH BEGINS ON PAGE S-3.

PRICE 99.234% AND ACCRUED INTEREST, IF ANY

		Underwriting	Proceeds to Jersey
	Price to	Discounts and	Central Power &
	Public	Commissions	Light Company

Per Senior Note	99.234%	.750%	98.484%

Total	$148,851,000	$1,125,000	$147,726,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Senior Notes to purchasers on or about May 22, 2003.

MORGAN STANLEY

BANC ONE CAPITAL MARKETS, INC.

JPMORGAN

NATCITY INVESTMENTS, INC.

May 19, 2003

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
JERSEY CENTRAL POWER & LIGHT COMPANY
RECENT DEVELOPMENTS
RISK FACTORS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
USE OF PROCEEDS
DESCRIPTION OF SENIOR NOTES
UNDERWRITERS
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
PROSPECTUS
ABOUT THIS PROSPECTUS
JERSEY CENTRAL POWER & LIGHT COMPANY
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF SENIOR NOTES
DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

PROSPECTUS SUPPLEMENT

——————

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the attached prospectus contain information about our company and about the Senior Notes. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter has authorized anyone to provide you with information that is different. Neither we nor any underwriter is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

     When we refer to “JCP&L,” “we,” “us,” or “our” in this prospectus supplement, we mean Jersey Central Power & Light Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We caution you that this prospectus supplement and the periodic reports and other documents that are incorporated by reference in this prospectus supplement contain forward-looking statements based on information currently available to us. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms “anticipate,” “potential,” “expect,” “believe,” “estimate” and similar words. Actual results may differ materially due to:

•	the speed and nature of increased competition and deregulation in the electric utility industry;

•	economic or weather conditions affecting future sales and margins;

•	changes in markets for energy services;

•	changing energy and commodity market prices;

•	legislative and regulatory changes (including revised environmental requirements);

•	the availability and cost of capital; and

•	the ability to accomplish or realize anticipated benefits from strategic initiatives and other similar factors.

WHERE YOU CAN FIND MORE INFORMATION

     We are required by the Securities Exchange Act of 1934 to file annual, quarterly and special reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy these SEC filings by visiting the SEC’s website at http://www.sec.gov or our parent’s website at http://www.firstenergycorp.com. Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

     The SEC allows us to incorporate by reference information filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. The information included in this prospectus supplement and the accompanying prospectus is not complete, and should be read together with the information incorporated by reference. We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the Senior Notes described in this prospectus supplement and the accompanying prospectus; information we file in the future with the SEC will automatically update and supersede this information:

•	JCP&L’s Annual Report on Form 10-K for the year ended December 31, 2002,

•	JCP&L’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and

•	JCP&L’s Current Reports on Form 8-K filed on January 17, 2003, March 17, 2003, March 18, 2003 and May 9, 2003.

     You may also request additional copies of these reports or copies of our SEC filings at no cost by writing or telephoning us at the following address:

Jersey Central Power & Light Company
c/o FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308-1890
Attention: Corporate Secretary
(800) 736-3402

JERSEY CENTRAL POWER & LIGHT COMPANY

     Jersey Central Power & Light Company is a wholly-owned electric utility operating subsidiary of FirstEnergy Corp. (“FirstEnergy”). We engage in the distribution and sale of electric energy in an area of approximately 3,300 square miles of New Jersey. We also engage in the sale, purchase and interchange of electric energy with other electric companies. The area we serve has a population of approximately 2.7 million. Prior to the merger of FirstEnergy with GPU, Inc. (“GPU”) which became effective on November 7, 2001, we were a wholly-owned subsidiary of GPU. Our principal executive offices are located at c/o FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308, and our telephone number is (800) 646-0400.

RECENT DEVELOPMENTS

     In December 2001, the New Jersey Board of Public Utilities (“NJBPU”) authorized the auctioning of basic generation service (“BGS”) for the period from August 1, 2002 through July 31, 2003 to meet the electricity demands of all customers who have not selected an alternative supplier. The results of the February 2002 auction, with the NJBPU’s approval, removed our BGS obligation of 5,100 MW for the period August 1, 2002 through July 31, 2003. In February 2003, the auctioning of BGS for the period beginning August 1, 2003 took place. The auction covered a fixed price bid (applicable to all residential and smaller commercial and industrial customers) and an hourly price bid (applicable to all large industrial customers) process. We will sell all self-supplied energy (non-utility generation and owned generation) into the wholesale market, which will offset our deferred energy cost balance.

     Under New Jersey transition legislation, all electric distribution companies were required to file rate cases to determine the level of unbundled rate components to become effective August 1, 2003. On August 1, 2002, we submitted two rate filings with the NJBPU. The first filing requested increases in base electric rates of approximately $98 million annually. The second filing was a request to recover deferred costs that exceeded amounts being recovered under the current market transition charge and societal benefits charge rates; one proposed method of recovery of these costs is the securitization of the deferred balance. Hearings concluded in April 2003, and the parties have filed initial briefs. Our brief supports our two rate filings requesting an aggregate rate increase of approximately $122 million in base electric rates and the recovery of deferred costs based on the securitization methodology discussed above. If the securitization methodology is not allowed, then we have requested deferred cost recovery over a four-year period with a return on the unamortized deferred cost balance. This alternative would increase the overall rate request to approximately $246 million. We strongly disagree with many of the positions taken by the NJBPU Staff. The Staff’s position would result in a $119 million estimated annual earnings decrease related to the electricity delivery charge. In addition, the Staff recommended disallowing approximately $153 million of deferred energy costs which would result in a one-time pre-tax charge against earnings of $153 million. We will respond to the Staff’s position in our reply brief which is due on May 21, 2003. The administrative law judge’s recommended decision is due by the end of June 2003 and the NJBPU’s subsequent decision is expected in July 2003.

RISK FACTORS

     Before investing in the Senior Notes, you should carefully consider the risks described below, as well as the other information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein from our other filings with the SEC, to which we refer you for more detailed information on our business, industry, and financial and corporate structure. These are risks we consider to be material to your decision whether to invest in the Senior Notes. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. If any of the following risks occurs, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the Senior Notes could decline, and you could lose part or all of your investment.

Risks Related to our Business and Industry

Because our actions in obtaining a supply of electricity are subject to regulatory prudence reviews, there exists the potential for the disallowance and, therefore, non-recovery of a portion of costs incurred in obtaining that supply.

     We currently obtain our supply of electricity to serve our BGS obligation entirely from contracted purchases at fixed prices from various third-party suppliers through the auction process authorized by the NJBPU. We provide service to our non-shopping customers at prices that, beginning on August 1, 2003, will equal our costs. Power currently purchased under existing agreements with non-utility generators and power we generate is sold into the wholesale market. Although we are permitted to defer for future collection from customers the amounts by which our BGS costs and our costs incurred under non-utility generation agreements exceed amounts collected through our BGS and market transition charge rates, recovery of such costs is subject to regulatory prudence reviews, as are our actions in selling non-utility generation power into the wholesale market, which may lead to the disallowance of some of those costs. In addition, if any of the third party suppliers of the varying portions of our BGS obligations that were auctioned for various periods through May 31, 2006 were to default on their obligations and no other third party supplier stepped in to supply that load, we would be required to purchase replacement power in the open market at prices that may exceed our charges to customers. Our actions in purchasing such power in the open market also could be subject to subsequent regulatory prudence reviews. Any of our costs that are disallowed for recovery would be charged against earnings.

     In 1997, the NJBPU authorized us to recover from customers, subject to possible refund, $135 million of costs incurred in connection with a 1996 buyout of a power purchase agreement. We have recovered the full $135 million. The NJBPU has now established a procedural schedule to take further evidence with respect to the buyout to enable it to make a final prudence determination contemporaneously with the resolution of the pending rate case described below.

We may not receive the full regulatory relief we have requested in our pending rate case with the NJBPU.

     We are currently in a base rate proceeding before the NJBPU, required pursuant to our restructuring order consistent with the electric restructuring legislation enacted in New Jersey on February 9, 1999. We have requested a $122 million rate increase, or a 6.1% average increase in customers’ rates, which included a $41 million annual decrease in the delivery component of rates. This request reflects our ability to securitize the forecasted July 31, 2003 deferred asset balance of $688 million. If we are not allowed to securitize the deferred balance, we have requested deferred balance recovery over a four-year period with a return on the unamortized balance, raising our overall rate request to $246 million, or a 12.4% average increase in customers’ rates.

     In that proceeding, the NJBPU Staff has recently recommended a much greater decrease in the delivery charge component of our rates from what we applied for in our request. If the NJBPU were ultimately to adopt the Staff’s position in full, it would decrease our net income by approximately $119 million annually. Other intervenors, including the New Jersey Ratepayer Advocate, have also recommended rate decreases that, if adopted, would reduce our net income. In addition, in the prudence review of our deferred cost balances, the Staff recommended that $153 million of the deferred balance be excluded from recovery from customers. If reflected in a final NJBPU order, any deferred balance disallowance would result in a one-time, non-cash charge against earnings. The Staff’s brief outlining its position contained further recommendations impacting other components of our tariff rates, which would not have a material impact on earnings as they relate to recovery clauses that generally use deferral accounting.

Our facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.

     Operation of distribution facilities involves many risks, including the breakdown or failure of equipment or processes, accidents, labor disputes and performance below expected levels. In addition, weather-related incidents and other natural disasters can disrupt distribution delivery systems. Operation of our facilities below expected capacity levels could result in increased expenses, including higher maintenance costs that we may not be able to recover from customers. Moreover, if we are unable to perform our contractual obligations, penalties or damages may result.

We are subject to complex and changing government regulations that may require increased expense and/or changes in business strategy that could have a negative impact on our results of operations.

     We are subject to comprehensive regulation by various federal, state and local regulatory agencies that significantly influences our operating environment. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in or reinterpretations of existing laws or regulations or the imposition of new laws or regulations may require us to incur additional expenses or change the way we run our businesses, and therefore have an adverse impact on our results of operations.

     Our retail rates, conditions of service, issuance of securities and other matters are subject to regulation by the NJBPU. With respect to our wholesale and interstate electric operations and rates, we are subject to regulation, including regulation of our accounting policies and practices, by the Federal Energy Regulatory Commission (“FERC”). Decisions by either of these regulatory bodies could affect us adversely for the reasons described above.

Restructuring and deregulation in the electric utility industry may result in increased competition and unrecoverable costs that could adversely affect our business and results of operations.

     As a result of the actions taken by state legislative bodies over the last few years, major changes in the electric utility business have occurred and are continuing to take place in parts of the United States, including New Jersey, where we operate. These changes have resulted in fundamental alterations in the way utilities, like ours, conduct their business. The FERC and Congress are also proposing significant changes in the structure and conduct of our business. If the restructuring and deregulation efforts result in increased competition or unrecoverable costs, our business and results of operations may be adversely affected. We cannot predict the extent and timing of further restructuring and deregulation efforts.

Our operating results are affected by weather conditions and may fluctuate on a seasonal and quarterly basis.

     Weather conditions directly influence the demand for electric power. In our service territories, demand for power peaks during the hot summer months, with market prices also typically peaking at that time. As a result, our overall operating results may fluctuate on a seasonal and quarterly basis. In addition, we have historically delivered less power, and consequently earned less revenue, when weather conditions are milder. Severe weather, such as tornadoes, hurricanes, storms and droughts, may cause outages and property damage which may require us to incur additional expenses that we may not be able to recover from customers. The effect of the failure of our facilities to operate as planned, as described above, would be particularly burdensome during a peak demand period.

Our costs of compliance with environmental laws may be significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

     Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, maintenance, upgrading, remediation and permitting at all of our facilities. These expenditures have been significant in the past and may increase in the future. If the costs of compliance with existing environmental regulations do increase, it could harm our industry, our business and our results of operations and financial position. Moreover, environmental laws are constantly subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

A downgrade in our credit rating could negatively affect our ability to access capital.

     Standard & Poor’s and Moody’s Investors Service rate our senior secured debt at BBB+ and A2, respectively. These ratings indicate each agency’s assessment of our ability to pay interest, distributions and principal on these securities. If Moody’s or Standard & Poor’s were to downgrade our long-term rating, particularly below investment grade, our ability to access the capital markets would be negatively affected and our borrowing costs would increase, which could adversely impact our financial results.

     A change in the credit ratings of our parent, FirstEnergy, could also affect our credit ratings, as well as those of the other FirstEnergy companies. In particular, FirstEnergy’s credit ratings could be negatively impacted as a result of further delays in the restart of the Davis-Besse Nuclear Power Station or other factors. See the discussions of the Davis-Besse restoration effort contained in FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, both of which are on file with the SEC.

CAPITALIZATION

	Actual		As Adjusted(a)
	March 31, 2003		March 31, 2003

	(Unaudited)		(Unaudited)
	(Dollars in Thousands)
Capitalization:

Common Stockholder’s Equity	$3,238,856	70.7%	$3,238,856	74.0%

Preferred Stock Not Subject to Mandatory Redemption	12,649	0.3	12,649	0.3

Company-Obligated Trust Preferred Securities	125,243	2.7	—	—

Long-Term Debt	1,204,713	26.3	1,126,713	25.7

Total Capitalization	$4,581,461	100.0%	$4,378,218	100.0%

(a)	As adjusted to reflect (i) the issuance of the Senior Notes offered by this prospectus supplement, (ii) the retirement at maturity of $150,000,000 of our outstanding 6 3/8% first mortgage bonds due May 1, 2003 and (iii) the anticipated redemption of (A) $78,000,000 of our Series B Medium Term Notes and (B) $125,000,000 aggregate principal amount of JCP&L Capital L.P.’s 8.56% Series Monthly Income Preferred Securities, as discussed under “USE OF PROCEEDS.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following consolidated financial information is derived from, and should be read in conjunction with, the consolidated financial statements contained in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC.

	Year Ended	Jan. 1-		Nov. 7-	Year Ended	Three Months Ended
	December 31,	Nov. 6		Dec. 31,	December 31,	March 31,
	2000	2001		2001	2002	2002	2003

(Dollars in Thousands)						(unaudited)
Income Summary:

Operating Revenues	$1,979,297	$1,838,638	|	$282,902	$2,328,415	$450,713	$656,952

Operating Income	283,227	292,847	|	43,666	335,209	61,268	75,208

Net Income	210,812	34,467	|	30,041	251,895	39,979	53,882

Ratio of Earnings to Fixed			|
Charges*	3.95	1.35	|	3.94	5.19	3.77	4.47

We were formerly a wholly-owned subsidiary of GPU, which merged with FirstEnergy on November 7, 2001. Pre-merger period and post-merger period financial results are separated by a heavy black line.

•	The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of income before extraordinary items adding back fixed charges and the provision for income taxes. Fixed charges consist of interest on long-term debt, other interest expense, subsidiary’s preferred stock dividend requirements and an estimate of the interest portion of all rentals charged to income.

USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the Senior Notes to provide for the redemption of a portion of our outstanding securities listed in the table below. We expect that additional amounts required for these redemptions will be provided from other available funds.

			Redemption	Total
Series	Maturity	Principal Amount	Premium	Redemption Price(1)

First Mortgage Bonds:

9.20% Series B	July 1, 2021	$22,963,000	103.68%	$23,808,038

8.25% Series B	November 20, 2006	23,053,000	100.00%	23,053,000

7.90% Series B	January 23, 2007	18,361,000	100.00%	18,361,000

8.55% Series B	January 31, 2022	13,623,000	103.85%	14,147,486

Monthly Income Preferred Securities:

8.56% JCP&L Capital L.P. Series	May 18, 2044	125,000,000	100.00%	125,000,000

		$203,000,000		$204,369,524

(1)	In each case, plus accrued interest or distributions, as the case may be, to the redemption date.

DESCRIPTION OF SENIOR NOTES

     The following is a summary of certain terms of the Senior Notes, does not purport to be complete, and is subject to, and qualified in its entirety by, the description of the Senior Notes in the accompanying prospectus, the form of the senior note indenture (as defined below), which is on file with the SEC, and the Trust Indenture Act of 1939. Certain capitalized terms used in this prospectus supplement are defined in the senior note indenture. The following description of certain terms of the Senior Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Senior Notes set forth in the accompanying prospectus, to which reference is hereby made.

General

     The Senior Notes will be issued as a series of senior notes under the senior note indenture, dated as of July 1, 1999 (the “senior note indenture”), between us and The Bank of New York, as successor senior note trustee. Until the release date referred to below, all of the senior notes outstanding under the senior note indenture, including the Senior Notes, will be secured by a like principal amount of our senior note mortgage bonds issued and delivered by us to the senior note trustee. As used in this prospectus supplement, “senior note mortgage bonds” means the first mortgage bonds issued and to be issued under and secured by our Indenture dated as of March 1, 1946 (the “Mortgage”) to The Bank of New York, as successor mortgage trustee, as heretofore amended and supplemented. See “DESCRIPTION OF SENIOR NOTES—Security; Release Date” in the accompanying prospectus.

The release date is the earlier of

•	the date that all first mortgage bonds, other than the senior note mortgage bonds, have been retired (whether at, before or after the maturity thereof) through payment, redemption, purchase, defeasance or otherwise and

•	the date upon which the senior note trustee holds senior note mortgage bonds constituting 80% or more of all of our outstanding first mortgage bonds.

     On the release date, the senior note trustee will surrender the senior note mortgage bonds for cancellation and all senior notes, including the Senior Notes, will cease to be secured by the senior note mortgage bonds, will become part of our unsecured general obligations and will rank on parity with our other unsecured and unsubordinated indebtedness. Under the terms of the senior note indenture, we are not permitted to issue first mortgage bonds other than as senior note mortgage bonds securing senior notes. See “DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS” in the accompanying prospectus. We are permitted, however, to incur additional other secured debt subject to the limitation on liens provision of the senior note indenture described under “DESCRIPTION OF SENIOR NOTES—Certain Covenants—Limitations on Liens” in the accompanying prospectus.

     As of May 19, 2003, we had $901,500,000 aggregate principal amount of first mortgage bonds outstanding, of which $150,000,000 aggregate principal amount constitute senior note mortgage bonds held by the senior note trustee and subject to release on the release date. After the issuance of the Senior Notes and the application of proceeds as described in this prospectus supplement under the heading “USE OF PROCEEDS,” we expect to have $973,500,000 aggregate principal amount of first mortgage bonds outstanding, of which $300,000,000 (or about 31%) aggregate principal amount will constitute senior note mortgage bonds subject to release on the release date. Assuming no further issuances of senior note mortgage bonds, the earliest the release date could occur is March 23, 2005 based upon the earliest optional redemption dates for outstanding first mortgage bonds other than senior note mortgage bonds. Alternatively, under the same assumptions as to the application of proceeds, absent further redemptions of outstanding first mortgage bonds, the release date will be achieved if approximately $2,400,000,000 of additional senior note mortgage bonds are issued as security for a like amount of senior notes.

     If all of our common stock is acquired by a governmental body or instrumentality or substantially all of our property is released from the lien of the Mortgage, and all first mortgage bonds (other than senior note mortgage bonds) are redeemed in accordance with Section 8.08 of the Mortgage, the senior note mortgage bonds shall be redeemed by the surrender thereof by the senior note trustee to the mortgage trustee for cancellation at a redemption price of 0.0% of the principal amount thereof. Upon this surrender and redemption, the release date will occur and the senior notes will remain our outstanding and unsecured general obligations.

     For further information concerning the Senior Notes, see “DESCRIPTION OF SENIOR NOTES” in the accompanying prospectus.

Maturity, Interest Rate and Interest Payment Dates

     The Senior Notes will mature on June 15, 2018. Interest on the Senior Notes will accrue at the rate of 4.80% per annum. Interest will accrue from the later of May 22, 2003, or the most recent interest payment date to which interest has been paid or provided for. Interest on the Senior Notes will be payable on June 15 and December 15 of each year, beginning on December 15, 2003, to holders of record at the close of business on May 31 or November 30 immediately preceding the corresponding interest payment date, except that interest payable at maturity will be paid to the person to whom principal is paid.

Issuance of Additional First Mortgage Bonds

     The senior note mortgage bonds will be issued under the Mortgage against previously retired first mortgage bonds. At March 31, 2003, we could issue approximately $426 million aggregate principal amount of additional senior note mortgage bonds on the basis of previously retired first mortgage bonds. See “DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS—Issuance of Additional First Mortgage Bonds” in the accompanying prospectus.

     At March 31, 2003, we had approximately $55 million of retained earnings available for the declaration of payment of dividends on our common stock pursuant to the restrictions contained in the Mortgage, as described under “DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS—Dividend Restrictions” in the accompanying prospectus.

Optional Redemption

     The Senior Notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Senior Notes being redeemed, and

•	as determined by the Independent Investment Banker, the sum of the present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, plus, in each case, accrued and unpaid interest on such Senior Notes to the date of redemption.

     “Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from these yields on a straight line basis, rounding to the nearest month); or

•	if the release (or any successor release) is not published during the week preceding the calculation date or does not contain these yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date. The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities (“Remaining Life”).

     “Comparable Treasury Price” means (1) the average of three Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than three Reference Treasury Dealer Quotations, the average of all such quotations.

     “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

     “Reference Treasury Dealer” means:

•	each of Morgan Stanley & Co. Incorporated, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc., and their respective successors; provided, however, that if any of the foregoing cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

     “Remaining Scheduled Payments” means, with respect to the Senior Notes to be redeemed, the remaining scheduled payments of principal of and interest on such Senior Notes that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such Senior Notes, the amount of the next succeeding scheduled interest payment on such Senior Notes will be reduced by the amount of interest accrued on such Senior Notes to such redemption date.

     We will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the Senior Notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

Maintenance Fund

     We have in the past made sufficient expenditures for property additions to meet obligations with respect to the minimum provision for depreciation, and no deposits with the mortgage trustee have been required in this connection, as described under “DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS—Maintenance Fund” in the accompany prospectus. We expect that this pattern will continue in the future.

The Senior Note Trustee

     The Bank of New York is the senior note trustee under the senior note indenture and the mortgage trustee under the Mortgage. The senior note trustee is also a depositary of ours and certain of our affiliates and has in the past made, and may in the future make, periodic loans to us and to certain of our affiliates.

UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the following respective principal amounts of the Senior Notes:

Underwriters	Principal Amount

Morgan Stanley & Co. Incorporated	$82,500,000

Banc One Capital Markets, Inc.	22,500,000

J.P. Morgan Securities Inc.	22,500,000

NatCity Investments, Inc.	22,500,000

Total	$150,000,000

     The underwriting agreement provides that the several obligations of the underwriters to pay for and accept delivery of the Senior Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes offered hereby if any are taken; provided that, under certain circumstances involving a default of one or more underwriters, less than all of the Senior Notes may be purchased.

     The underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at the public offering price less a concession not in excess of 0.40% of the principal amount of the Senior Notes. Any underwriter may allow, and any dealer may reallow, a concession not in excess of 0.25% of the principal amount of the Senior Notes to certain dealers. After the initial offering of the Senior Notes, the offering price and other selling terms of any Senior Notes may from time to time be varied by the underwriters.

     Prior to this offering, there has been no public market for the Senior Notes. The underwriters have advised us that they presently intend to make a market in the Senior Notes. The underwriters are not obligated to make a market in the Senior Notes, however, and may cease market-making activities at any time. We cannot give any assurance as to the liquidity of any trading market for the Senior Notes.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Senior Notes in the offering if the underwriter repurchases previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We estimate that we will incur offering expenses of approximately $160,000.

     We and our affiliates have in the past entered into, and may in the future enter into, investment banking and commercial banking transactions with the underwriters and/or their affiliates for which they in the past received, and may in the future receive, customary fees. In addition, we may also engage the underwriters or their affiliates in respect of financial advisory services for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

     Certain legal matters will be passed upon for us by Pillsbury Winthrop LLP and for the underwriters and us by Thelen Reid & Priest LLP. Pillsbury Winthrop LLP and Thelen Reid & Priest LLP may rely on the opinion of Gary D. Benz, Associate General Counsel to FirstEnergy, as to matters of Pennsylvania law. Thelen Reid & Priest LLP has in the past represented us and our parent, FirstEnergy, and continues to represent us, FirstEnergy and certain of our affiliates on other matters.

INDEPENDENT ACCOUNTANTS

     The consolidated financial statements as of December 31, 2002 and for the year then ended and the year ended December 31, 2000 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to our unaudited consolidated financial information for the three-month periods ended March 31, 2003 and 2002, incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 9, 2003 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

     Our former independent public accountants, Arthur Andersen LLP, have not consented to the incorporation by reference in this prospectus supplement of their report on our consolidated financial statements for the year ended December 31, 2001, and we will dispense with the requirement to file their consent with the registration statement of which this prospectus supplement is a part in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP have not consented, and will not be consenting, to the incorporation by reference of their report in this prospectus supplement or in any registration statement of which this prospectus supplement is a part, you will not be able to recover against Arthur Andersen LLP for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

PROSPECTUS

$300,000,000

JERSEY CENTRAL POWER & LIGHT COMPANY
SENIOR NOTES

     Jersey Central Power & Light Company will be selling Senior Notes from time to time in an amount not to exceed $300,000,000 pursuant to this prospectus and supplements to this prospectus.

     Each series of Senior Notes will be issued under a Senior Note Indenture between us and United States Trust Company of New York, as senior note trustee. Initially, the Senior Notes will be secured by one or more series of our First Mortgage Bonds which will be issued and delivered to the senior note trustee under our First Mortgage Bond Indenture dated as of March 1, 1946, as amended and supplemented. However, on the date that the senior note trustee holds 80% or more of all of our outstanding First Mortgage Bonds, the Senior Notes will no longer be secured by any First Mortgage Bonds. At that time, the Senior Notes will be unsecured obligations of Jersey Central Power & Light Company and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     We will provide the specific terms of each series of Senior Notes, their offering prices and how they will be offered in supplements to this prospectus. You should read this prospectus and any applicable supplement carefully before you invest.

     Our principal executive offices are located at 2800 Pottsville Pike, Reading, Pennsylvania 19605 and our telephone number is (610) 929-3601.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

November 15, 1999

     You should read and rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Neither we nor any underwriters, agents or dealers are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement, or incorporated by reference, is accurate as of any date other than the date such information is given.

ABOUT THIS PROSPECTUS

     This prospectus is part of registration statements that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the Senior Notes described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the Senior Notes. Each time we sell a series of Senior Notes, we will provide you with a supplement to this prospectus that will contain specific information about the terms of that series. Any supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any supplement to this prospectus together with the additional information about us described under “Where You Can Find More Information.”

     For more detailed information about the Senior Notes, you can read the exhibits filed with the registration statement.

JERSEY CENTRAL POWER & LIGHT COMPANY

     Jersey Central Power & Light Company (the “Company”), a public utility furnishing electric service wholly within the State of New Jersey, is a subsidiary of GPU, Inc., a holding company registered under the Public Utility Holding Company Act of 1935. The Company provides retail electric service within a territory located in northern, western and east central New Jersey having a population of approximately 2.6 million. The Company’s principal executive offices are located at 2800 Pottsville Pike, Reading, Pennsylvania 19605, and its telephone number is (610) 929-3601.

     During 1998, residential sales accounted for about 45% of the Company’s operating revenues from customers and 41% of kilowatt-hour sales to customers; commercial sales accounted for about 39% of the Company’s operating revenues from customers and 40% of kilowatt-hour sales to customers; industrial sales accounted for about 15% of the Company’s operating revenues from customers and 19% of kilowatt-hour sales to customers; and sales to rural electric cooperatives, municipalities (primarily for street and highway lighting) and others accounted for about 1% of the Company’s operating revenues from customers and less than 1% of kilowatt-hour sales to customers. The revenues derived from the 25 largest customers in the aggregate accounted for approximately 9% of operating revenues from customers for the year 1998. The Company also makes interchange and spot market sales of electricity to other utilities.

     The electric generating and transmission facilities of the Company and its affiliates, Pennsylvania Electric Company and Metropolitan Edison Company (collectively doing business as “GPU Energy”), are physically interconnected and are operated as a single integrated and coordinated system. The transmission facilities of the integrated system are physically interconnected with neighboring nonaffiliated utilities in Pennsylvania, New Jersey, Maryland, New York and Ohio. The Company is a member of the Pennsylvania-New Jersey-Maryland Interconnection (“PJM”) and the Mid-Atlantic Council, an organization providing coordinated review of the planning by utilities in the PJM area. The interconnection facilities are used for substantial capacity and energy interchange and purchased power transactions as well as emergency assistance.

WHERE YOU CAN FIND MORE INFORMATION

     The Company, a New Jersey corporation, files annual, quarterly and current reports and other information with the Securities and Exchange Commission under File No. 1-3141. These Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any of these Securities and Exchange Commission filings at the Securities and Exchange Commission’s public reference room in Washington, D.C. located at 450 Fifth Street, N.W. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference room. Some of our securities are listed on the New York Stock Exchange and such reports and other information can also be inspected and copied at the offices of such exchange on the 7th Floor, 20 Broad Street, New York, New York.

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and should be read with the same care. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Senior Notes described in this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 1998.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999.

•	Our Current Reports on Form 8-K dated April 16, May 26, August 5, September 15, October 19 and November 5, 1999.

     You may request a free copy of these filings by writing or telephoning us at the following address: Jersey Central Power & Light Company, 2800 Pottsville Pike, Reading, Pennsylvania 19605, attention: Secretary. Our telephone number is (610) 929-3601.

USE OF PROCEEDS

     Except as shall otherwise be provided in a supplement to this prospectus, the Company intends to use the net proceeds from the sale of the Senior Notes offered from time to time:

•	to redeem other outstanding securities of the Company, including first mortgage bonds, preferred stock and preferred securities,

•	to repay outstanding short-term bank loans or other unsecured indebtedness,

•	for construction purposes and

•	for other corporate purposes, including to reimburse the Company’s treasury for funds previously expended for the above purposes.

The use of proceeds with respect to a particular series of Senior Notes will be set forth in the related supplement to this prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES

     The Company’s Ratio of Earnings to Fixed Charges for each of the periods indicated was as follows:

					Twelve Months
Years ended December 31,					ended
					September 30, 1999
1994	1995	1996	1997	1998	(unaudited)

3.09	3.44	2.89	3.57	4.01	3.49

     The Ratio of Earnings to Fixed Charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added fixed charges and taxes based on income of the Company. Fixed charges consist of interest on funded indebtedness, other interest (including distributions on Company Obligated Mandatorily Redeemable Preferred Securities), amortization of net gain on reacquired debt and net discount on debt and the interest portion of all rentals charged to income.

DESCRIPTION OF SENIOR NOTES

     The following is a summary of certain terms and provisions of the Senior Notes and the Senior Note Indenture (as defined below). Reference is made to the Senior Note Indenture which is an exhibit to the registration statement of which this prospectus forms a part.

General

     The Senior Notes may be issued from time to time in one or more series in amounts and on terms to be determined at or prior to the time or times of sale, under the Senior Note Indenture, as it may be amended or supplemented (the “Senior Note Indenture”), between the Company and United States Trust Company of New York (the “Senior Note Trustee”).

     Until the Release Date (as defined below), all of the Senior Notes outstanding under the Senior Note Indenture will be secured by one or more series of the Company’s Senior Note Mortgage Bonds (as defined below) issued and delivered by the Company to the Senior Note Trustee. See “— Security; Release Date.” On the Release Date, the Senior Notes will cease to be secured by the Senior Note Mortgage Bonds, will become unsecured general obligations of the Company and will rank on a parity with other unsecured and unsubordinated indebtedness of the Company. The Senior Note Indenture provides that prior to the Release Date, the principal amount of the Senior Notes that may be issued and outstanding cannot exceed the principal amount of the Senior Note Mortgage Bonds then held by the Senior Note Trustee. See “Description of Senior Note Mortgage Bonds — Issuance of Additional First Mortgage Bonds.”

     There is no requirement under the Senior Note Indenture that future issues of debt securities of the Company be issued exclusively under the Senior Note Indenture; accordingly, the Company will be free to employ other indentures or documentation, containing provisions different from those included in the Senior Note Indenture or applicable to one or more issues of Senior Notes, in connection with future issues of other debt securities.

     There is no limitation on the amount of Senior Notes that may be issued under the Senior Note Indenture. However, the Senior Note Indenture contains certain restrictive covenants prohibiting the Company from (1) issuing, assuming, guaranteeing or permitting to exist after the Release Date, so long as any Senior Notes are outstanding, any secured debt without effectively securing the Senior Notes equally and ratably with such secured debt, or (2) entering into or permitting to exist certain sale/leaseback transactions, subject, in each case, to certain exceptions described under “— Certain Covenants of the Company.”

     There is no provision in the Senior Note Indenture or the Senior Notes that requires the Company to redeem, or permit the holders to cause a redemption of, the Senior Notes or that otherwise protects the holders in the event that the Company incurs substantial additional indebtedness, whether or not in connection with a change in control of the Company.

     Reference is made to a supplement to this prospectus for a description of the following terms of the series of Senior Notes in respect of which this prospectus is being delivered, to the extent such terms supplement or differ from the description of the Senior Notes contained in this prospectus: (1) the designation of such Senior Notes; (2) the aggregate principal amount of such Senior Notes; (3) the price (expressed as a percentage of principal amount) at which such Senior Notes will be issued; (4) the date or dates on which the principal of such Senior Notes is payable; (5) the rate or rates at which such Senior Notes will bear interest, or method of calculation of such rate or rates, the date or dates from which such interest will accrue, the dates on which such interest will be payable (“Interest Payment Dates”), and the regular record dates for the interest payable on such Interest Payment Dates (“Regular Record Dates”); (6) the option, if any, of the Company to redeem such Senior Notes and the period or periods within which, or the date or dates on which, the prices at which and the terms and conditions upon which, such Senior Notes may be redeemed, in whole or in part, upon the exercise of such option; (7) the obligation, if any, of the Company to redeem or purchase such Senior Notes at the option of the registered holder or pursuant to any sinking fund or analogous provisions and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which, such Senior Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if prior to the Release Date, the designation of the related series of Senior Note Mortgage Bonds being delivered to the Senior Note Trustee in connection with the issuance of such Senior Notes; and (9) any other terms of such Senior Notes not inconsistent with the Senior Note Indenture.

     Unless otherwise indicated in a supplement to this prospectus, the Senior Notes will be issued (1) in denominations of $1,000 and integral multiples thereof, and (2) in book-entry only form and represented by one or more Global Securities, as described under “— Book-Entry Senior Notes.”

Payment of Principal and Interest

     Until the Senior Notes are paid or payment thereof is provided for, the Company will, at all times, maintain a paying agent (the “Paying Agent”) in The City of New York capable of performing the duties described herein to be performed by the Paying Agent. The Company has initially appointed United States Trust Company of New York, 114 West 47th Street, New York, New York 10036 as Paying Agent. Any change in the Paying Agent or its address effected prior to the issuance of any series of Senior Notes will be set forth in a supplement to this prospectus. Thereafter, the Company will notify the holders of the Senior Notes in accordance with the Senior Note Indenture of any change in the Paying Agent or its address.

     Each series of Senior Notes will bear interest from the later of (1) the date such series is issued and authenticated (the “Original Issue Date”) or the date specified in such series or (2) the most recent date to which interest has been paid or duly provided for with respect to such series, in each case at the rate set forth in a supplement to this prospectus, until the principal amount thereof is paid or made available for payment. Interest on each series of Senior Notes will be payable on such Interest Payment Dates as are set forth in a supplement to this prospectus and at maturity or upon earlier redemption; provided, however, that the first Interest Payment Date for any series of Senior Notes with an Original Issue Date between a Regular Record Date set forth in a supplement to this prospectus and an Interest Payment Date will be the Interest Payment Date following the next Regular Record Date. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months (and for any partial periods shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months).

     Interest payable on any Interest Payment Date will be paid to the person in whose name a Senior Note is registered at the close of business on the Record Date next preceding such Interest Payment Date; provided, however, that interest payable at maturity or upon earlier redemption will be payable to the person to whom principal shall be payable.

     Any payment required to be made in respect of a Senior Note on a date that is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

     “Business Day” shall mean each day that is not a day on which banking institutions or trust companies in the Borough of Manhattan, the City and State of New York, or in the city where the corporate trust office of the Senior Note Trustee is located, are obligated or authorized by law or executive order to close.

     Principal of, premium, if any, and interest on any series of Senior Notes represented by Global Securities will be paid in the manner described under “—Book-Entry Senior Notes.”

Redemption Provisions

     Except as shall otherwise be provided in a supplement to this prospectus, each series of Senior Notes will be redeemable, as a whole or in part, at the Company’s option, at any time or from time to time, prior to the maturity of such series, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the such series.

     The redemption prices will be equal to the greater of (1) 100% of the principal amount of the series of Senior Notes to be redeemed or (2) as determined by an Independent Investment Banker (as defined below), the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted (for purposes of determining such present value), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a discount rate equal to the sum of the Treasury Rate (as defined below) and a number of basis points to be set forth in a supplement to this prospectus.

     In each case, accrued interest on such series of Senior Notes to be redeemed will be payable to the redemption date.

     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the series of Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

     “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Senior Note Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Note Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

     “Reference Treasury Dealer” means such nationally recognized investment banking firms that are primary U.S. Government securities dealers as are set forth in a supplement to this prospectus.

     “Remaining Scheduled Payments” means, with respect to each series of Senior Note to be redeemed, the remaining scheduled payments of principal of and interest on such series that would be due after the related redemption date but for such redemption. If such redemption date is not an Interest Payment Date with respect to such series, the amount of the next succeeding scheduled interest payment on such series will be reduced by the amount of interest accrued on such series to such redemption date.

     On and after the redemption date, interest will cease to accrue on the series of Senior Notes or any portion of thereof called for redemption (unless the Company does not deposit the money for the payment of the redemption price and accrued interest pursuant to the next succeeding paragraph). If less than all the Senior Notes of any series are to be redeemed, the Senior Notes of such series to be redeemed shall be selected by the Senior Note Trustee by such method as it shall deem fair and appropriate.

     Any notice of redemption at the option of the Company may state that such redemption will be conditional upon receipt by the Senior Note Trustee (or a Paying Agent), on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on such series of Senior Notes and that if such money has not been so received, such notice will be of no force and effect and the Company will not be required to redeem such series of Senior Notes.

     Except as shall otherwise be provided in a supplement to this prospectus, the Senior Notes will not be subject to a sinking fund.

     The Company may at any time purchase Senior Notes at any price in the open market or otherwise. Senior Notes so purchased by the Company may be surrendered to the Senior Note Trustee for cancellation.

Security; Release Date

     Until the Release Date, the Senior Notes will be secured by one or more series of the Company’s first mortgage bonds (the “Senior Note Mortgage Bonds”) issued and delivered by the Company to the Senior Note Trustee (see “Description of Senior Note Mortgage Bonds”). Upon the issuance of a series of Senior Notes prior to the Release Date, the Company will simultaneously issue and deliver to the Senior Note Trustee, as security for all the Senior Notes being issued, a series of Senior Note Mortgage Bonds that will have the same stated maturity date and corresponding redemption provisions, and will be in the same aggregate principal amount and have the same interest rate as the corresponding series of Senior Notes being issued. Any payment by the Company to the Senior Note Trustee of principal of, premium, if any, and interest on, a series of Senior Note Mortgage Bonds will be applied by the Senior Note Trustee to satisfy the Company’s obligations with respect to principal of, premium, if any, and interest on, the related series of Senior Notes.

     The Release Date will be the earlier of (1) the date that all First Mortgage Bonds (as defined herein), other than the Senior Note Mortgage Bonds, have been retired (whether at, before or after the maturity thereof) through payment, redemption, purchase, defeasance or otherwise and (2) the date upon which the Senior Note Trustee holds Senior Note

Mortgage Bonds constituting not less than 80% in aggregate principal amount of all outstanding First Mortgage Bonds. On the Release Date, the Senior Note Trustee will deliver to the Company for cancellation all Senior Note Mortgage Bonds and, not later than 30 days thereafter, will provide notice to all holders of the Senior Notes of the occurrence of the Release Date. As a result, on the Release Date, the Senior Note Mortgage Bonds shall cease to secure the Senior Notes and the Senior Notes will become unsecured and unsubordinated general obligations of the Company.

     Each series of Senior Note Mortgage Bonds will be a series of First Mortgage Bonds of the Company, all of which are secured by a first lien on substantially all of the Company’s property. See “Description of Senior Note Mortgage Bonds — Kind and Priority of Lien.” Upon the payment or cancellation of any outstanding Senior Notes, the Senior Note Trustee shall surrender to the Company for cancellation an equal principal amount of the related series of Senior Note Mortgage Bonds. The Company shall not permit, at any time prior to the Release Date, the aggregate principal amount of Senior Note Mortgage Bonds held by the Senior Note Trustee to be less than the aggregate principal amount of the Senior Notes then outstanding. After the issuance of the first series of Senior Notes under the Senior Note Indenture, no additional First Mortgage Bonds will be issued by the Company under the Mortgage (as defined herein) other than as collateral security for the Senior Notes.

Events of Default

     The following constitute events of default under the Senior Note Indenture: (a) default in the payment of principal of or premium, if any, on any Senior Note when due and payable; (b) default in the payment of interest on any Senior Note when due and payable which continues for 60 days; (c) default in the performance or breach of any other covenant or agreement of the Company in the Senior Notes or in the Senior Note Indenture and the continuation thereof for 90 days after written notice thereof to the Company by the Senior Note Trustee or the holders of at least 33% in aggregate principal amount of the outstanding Senior Notes; (d) prior to the Release Date, the occurrence of a “completed default” as defined under the Mortgage; provided, however, that the waiver or cure of such default and the recision and annulment of the consequences thereof under the Mortgage shall constitute a waiver of the corresponding event of default under the Senior Note Indenture and a recision and annulment of the consequences thereof under the Senior Note Indenture; and (e) certain events of bankruptcy, insolvency, reorganization, assignment or receivership of the Company.

     If an event of default under the Senior Note Indenture occurs and is continuing, either the Senior Note Trustee or the holders of a majority in aggregate principal amount of the outstanding Senior Notes may declare, by notice in writing, the principal of and interest on all Senior Notes to be due and payable immediately. Upon such acceleration of the Senior Notes, the Senior Note Mortgage Bonds shall be immediately redeemable upon demand of the Senior Note Trustee (and surrender thereof to the Mortgage Trustee, as herein defined) at a redemption price of 100% of the principal amount thereof, together with interest to the redemption date. See “Description of Senior Note Mortgage Bonds — Redemption Provisions of Senior Note Mortgage Bonds.” At any time after an acceleration of the Senior Notes has been obtained (and provided the acceleration of all Senior Note Mortgage Bonds has not occurred), if the Company pays or deposits with the Senior Note Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due on the Senior Notes otherwise than by acceleration and all defaults shall have been cured or waived, then such payment or deposit will cause an automatic rescission and annulment of the acceleration of the Senior Notes.

     The Senior Note Indenture provides that the Senior Note Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Note Indenture at the request or direction of any of the holders of the Senior Notes unless such holders have offered to the Senior Note Trustee reasonable security or indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Note Indenture, the holders of a majority in aggregate principal amount of the outstanding Senior Notes generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or of exercising any trust or power conferred on the Senior Note Trustee. The holders of a majority in aggregate principal amount of the outstanding Senior Notes generally will have the right to waive any past default or event of default (other than a payment default) on behalf of all holders of the Senior Notes. The Senior Note Indenture provides that no holder of the Senior Notes may institute any action against the Company under the Senior Note Indenture unless such holder previously shall have given to the Senior Note Trustee written notice of an event of default and continuance thereof and unless the holders of a majority in aggregate principal amount of the Senior Notes then outstanding affected by such event of default shall have requested the Senior Note Trustee to institute such action and shall have offered the Senior Note Trustee reasonable indemnity, and the Senior Note Trustee shall not have instituted such action within 60 days of such request. Furthermore, no holder of the Senior Notes will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders of the Senior Notes. Notwithstanding that the right of a holder of the Senior Notes to institute a proceeding with respect to the Senior Note Indenture is subject to certain conditions precedent, each holder of a Senior Note has the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest on such Senior Note when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of such holders of Senior Notes. The Senior Note Indenture provides that the Senior Note Trustee, within 90 days after the occurrence of a default with respect to the Senior Notes, is required to give holders of the Senior Notes notice of any default known to the Senior Note Trustee, unless cured or waived, but, except in the case of default in the payment of principal of, or premium, if any, or interest on, any Senior Notes, the Senior Note Trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so. The Company is required to deliver to the Senior Note Trustee each year an officer’s certificate as to whether or not the Company is in compliance with the conditions and covenants under the Senior Note Indenture.

Book Entry Senior Notes

     Except as shall otherwise be provided in a supplement to this prospectus, the Senior Notes will be issued in book-entry only form (each Senior Note so issued, a “Book-Entry Senior Note”), and will be represented by one or more registered Global Securities (each, a “Global Security”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) or such other Depository which may replace DTC as Depository for the Book-Entry Senior Notes (the “Depository”), and registered in the name of a nominee of the Depository.

     Upon issuance, all Book-Entry Senior Notes of the same series will be represented by one Global Security. Except under the circumstances described below, Book-Entry Senior Notes will not be exchangeable for Senior Notes in certificated form and will not otherwise be issuable in certificated form.

     If the Depository notifies the Company that it is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed within 90 days after receipt of such notice, the Company will cause to be issued Senior Notes in certificated form (“Certificated Senior Notes”) in exchange for the Global Security or Global Securities representing the corresponding Book-Entry Senior Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Book-Entry Senior Notes represented by one or more Global Securities and, in such event, will cause to be issued individual Certificated Senior Notes in exchange for the Global Security or Global Securities representing the corresponding Book-Entry Senior Notes. Lastly, within seven days of the occurrence of an event of default under the Senior Note Indenture, the Company will cause to be issued Certificated Senior Notes in exchange for the Global Security or Securities representing the corresponding Book-Entry Senior Notes. In any such instance, a beneficial owner of a Book-Entry Senior Note represented by a Global Security will be entitled to physical delivery of Certificated Senior Notes equal in principal amount to such Book-Entry Senior Note and to have such Certificated Senior Notes registered in its name.

     The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants and, together with Direct Participants, the “Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Book-Entry Senior Notes represented by Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for such purchases of Book-Entry Senior Notes on DTC’s records. The ownership interest of each actual purchaser of each Book-Entry Senior Note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Book-Entry Senior Notes represented by Global Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Book-Entry Senior Notes represented by Global Securities, except in the event that use of the book-entry system for such Book-Entry Senior Notes is discontinued.

To facilitate subsequent transfers, all Global Securities deposited with, or on behalf of, DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Book-Entry Senior Notes represented by Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Book-Entry Senior Notes are credited which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the Book-Entry Senior Notes having the same Original Issue Date and other terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant to be so redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to the Book-Entry Senior Notes represented by Global Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Book-Entry Senior Notes represented by Global Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal and any premium and/or interest payments on the Book-Entry Senior Notes represented by Global Securities will be made to DTC in immediately available funds. DTC’s practice is to credit Direct Participants’ accounts on the date on which interest is payable in accordance with the respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the underwriters, dealers or agents or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and any premium and/or interest to DTC is the responsibility of the Company and the Senior Note Trustee. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities Depository with respect to the Book-Entry Senior Notes at any time by giving reasonable notice to the Company and the Senior Note Trustee. Under such circumstances, in the event that a successor securities Depository is not obtained, Senior Notes in certificated form are required to be printed and delivered in exchange for Book-Entry Senior Notes held by DTC.

The Company may decide to discontinue use of the system and book-entry transfers through DTC (or a successor securities Depository). In that event, Senior Notes in certificated form will be printed and delivered in exchange for Book-Entry Senior Notes held by DTC.

So long as Cede & Co. is the registered owner of any series of Book-Entry Senior Notes, as nominee of DTC, reference herein to holders of such series of Book-Entry Senior Notes shall mean Cede & Co. or DTC and shall not mean the Beneficial Owners of the Book-Entry Senior Notes.

Management of DTC is aware that some computer applications, systems and the like for processing data (“Systems”) that are dependent upon calendar dates, including dates before, on, and after January l, 2000, may encounter “Year 2000 problems.” DTC has informed Direct Participants and Indirect Participants and other members of the financial community (the “Industry”) that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC’s plan includes a testing phase, which is expected to be completed within appropriate time frames.

However, DTC’s ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC’s Direct Participants and Indirect Participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     The underwriters, dealers or agents of any Senior Notes may be Direct Participants of DTC.

     None of the Company, the Senior Note Trustee, any underwriters, agents or dealers or any agent for payment on or registration of transfer or exchange of any Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Modification with Consent of Holders

     Modification and amendment of the Senior Note Indenture may be effected by the Company and the Senior Note Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes affected thereby, provided that no such modification or amendment may, without the consent of the holder of each outstanding Senior Note affected thereby, (a) change the maturity date of any Senior Note; (b) reduce the rate (or change the method of calculation thereof) or extend the time of payment of interest on any Senior Note; (c) reduce the principal amount of, or premium payable on, any Senior Note; (d) change the coin or currency of any payment of principal of, or premium, if any, or interest on, any Senior Note; (e) change the date on which any Senior Note may be redeemed or repaid at the option of the holder thereof or adversely affect the rights of a holder to institute suit for the enforcement of any payment on or with respect to any Senior Note; (f) impair the interest of the Senior Note Trustee in the Senior Note Mortgage Bonds held by it or, prior to the Release Date, reduce the principal amount of any series of Senior Note Mortgage Bonds securing the Senior Notes to an amount less than the principal amount of the related series of Senior Notes or alter the payment provisions of such Senior Note Mortgage Bonds in a manner adverse to the holders of the Senior Notes; or (g) modify the foregoing requirements or reduce the percentage of outstanding Senior Notes necessary to modify or amend the Senior Note Indenture or to waive any past default to less than a majority.

Modification without Consent of Holders

     Modification and amendment of the Senior Note Indenture may be effected by the Company and the Senior Note Trustee without the consent of the holders (a) to add to the covenants of the Company for the benefit of the holders or to surrender a right conferred on the Company in the Senior Note Indenture; (b) to add further security for the Senior Notes; (c) to supply omissions, cure ambiguities or correct defects, which actions, in each case, are not prejudicial to the interest of the holders in any material respect; or (d) to make any other change that is not prejudicial to the holders of the Senior Notes in any material respect.

     A supplemental indenture which changes or eliminates any covenants or other provision of the Senior Note Indenture (or any supplemental indenture) which has expressly been included solely for the benefit of one or more series of the Senior Notes, or which modifies the rights of the holders of the Senior Notes of such series with respect to such covenant or provision, will be deemed not to affect the rights under the Senior Note Indenture of the holders of the Senior Notes of any other series.

Defeasance and Discharge

     The Senior Note Indenture provides that the Company will be discharged from any and all obligations in respect to the Senior Notes and the Senior Note Indenture (except for certain obligations such as obligations to register the transfer or exchange of the Senior Notes, replace stolen, lost or mutilated Senior Notes and maintain paying agencies) if, among other things, the Company irrevocably deposits with the Senior Note Trustee, in trust for the benefit of the holders of Senior Notes, money or certain United States government obligations, or any combination thereof, which will provide money in an amount sufficient, without reinvestment, to make all payments of principal of, premium, if any, and interest on, the Senior Notes on the dates such payments are due in accordance with the terms of the Senior Note Indenture and the Senior Notes; provided that unless all of the Senior Notes mature within 90 days of such deposit by redemption or otherwise, the Company shall also have delivered to the Senior Note Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service or that there has been a change of law (collectively, an “External Tax Pronouncement”), in either case to the effect that the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Senior Note Indenture. Thereafter, the holders of the Senior Notes may look only to such deposit for payment of the principal of, and interest and any premium on, the Senior Notes.

     If the Company makes the deposit of cash or certain United States government obligations referred to above with respect to one or more series of Senior Notes, and otherwise complies with the requirements of the Senior Note Indenture (except that the opinion of counsel referred to above need not be based upon an External Tax Pronouncement), then the Company shall be released with respect to such series of Senior Notes from its obligations described under “— Certain Covenants of the Company — Limitation on Liens” and “— Limitation of Sale and Lease-Back Transactions” and “— Consolidation, Merger and Sale or Disposition of Assets.”

Consolidation, Merger and Sale or Disposition of Assets

     The Company may not consolidate with or merge into any other corporation or sell or otherwise dispose of its properties as or substantially as an entirety to any person unless (1) the successor or transferee corporation or the person that receives such properties pursuant to such sale, transfer or other disposition shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia, (2) the successor or transferee corporation or the person that receives such properties pursuant to such sale, transfer or other disposition assumes by supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture to be performed or observed by the Company; and (3) if prior to the Release Date, the successor or transferee corporation or the person that receives such properties pursuant to such sale, transfer or other disposition assumes the Company’s obligations under the Mortgage with respect to the Senior Note Mortgage Bonds. Upon any such consolidation, merger, sale, transfer or other disposition of the properties of the Company substantially as an entirety, the successor corporation formed by such consolidation or into which the Company is merged or the person to which such sale, transfer or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Senior Note Indenture with the same effect as if such successor corporation or person had been named as the Company therein, and the Company will be released from all obligations under the Senior Note Indenture. For purposes of the Senior Note Indenture, the conveyance or other transfer by the Company of (1) all or any portion of its facilities for the generation of electric energy or (2) all of its facilities for the transmission of electric energy, in each case considered alone or in any combination with properties described in the other clause, shall in no event be deemed to constitute a conveyance or other transfer of all the properties of the Company, as or substantially as an entirety.

Certain Covenants of the Company

     Limitation on Liens

     The Senior Note Indenture provides that, so long as any such Senior Notes are outstanding, the Company may not issue, assume, guarantee or permit to exist after the Release Date any Debt (as defined below) that is secured by any mortgage, security interest, pledge or lien (“Lien”) of or upon any Operating Property (as defined below) of the Company, whether owned at the date of the Senior Note Indenture or thereafter acquired, without in any such case effectively securing the Senior Notes (together with, if the Company shall so determine, any other indebtedness of the Company ranking equally with the Senior Notes) equally and ratably with such Debt (but only so long as such Debt is so secured).

     The foregoing restriction will not apply to: (1) Liens on any Operating Property existing at the time of its acquisition (which Liens may also extend to subsequent repairs, alterations and improvements to such Operating Property); (2) Liens on Operating Property of an entity existing at the time such entity is merged into or consolidated with, or such entity disposes of its properties (or those of a division) as or substantially as an entirety to, the Company; (3) Liens on Operating Property to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property or to secure any Debt incurred to provide funds for any such purpose or for reimbursement of funds previously expended for any such purpose, provided such Liens are created or assumed contemporaneously with, or within 18 months after, such acquisition or the completion of substantial repair or alteration, construction, development or substantial improvement; (4) Liens in favor of any state or any department, agency or instrumentality or political subdivision of any state, or for the benefit of holders of securities issued by any such entity (or providers of credit enhancement with respect to such securities), to secure any Debt (including, without limitation, obligations of the Company with respect to industrial development, pollution control or similar revenue bonds) incurred for the purpose of financing all or any part of the purchase price or the cost of substantially repairing or altering, constructing, developing or substantially improving Operating Property of the Company; (5) Liens under the Mortgage permitted by the Senior Note Indenture; (6) Liens to secure payment of compensation to the Senior Note Trustee as provided in the Senior Note Indenture; (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in clauses (1) through (6), provided, however, that the principal amount of Debt secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the foregoing restrictions will not apply to the issuance, assumption or guarantee by the Company of Debt secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other secured Debt of the Company (not including secured Debt permitted under any of the foregoing exceptions) and the Value (as defined below) of Sale and Lease-Back Transactions (as defined below) existing at such time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of certain indebtedness, Sale and Lease-Back Transactions in which the property involved would have been permitted to be subjected to a Lien under any of the foregoing exceptions in clauses (1) to (7) and Sale and Lease-Back Transactions that are permitted by the first sentence of “—Limitations on Sale and Lease-Back Transactions” below), does not exceed the greater of 15% of Tangible Assets and 15% of Capitalization (as such terms are defined below).

     Limitation on Sale and Lease-Back Transactions

     The Senior Note Indenture provides that so long as any Senior Notes are outstanding, the Company may not enter into or permit to exist after the Release Date any Sale and Lease-Back Transaction with respect to any Operating Property (except for transactions involving leases for a term, including renewals, of not more than 48 months), if the purchasers’ commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of such Operating Property or the placing in operation of such Operating Property or of such Operating Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if (a) the Company would be entitled pursuant to any of the provisions described in clauses (1) to (7) of the first sentence of the second paragraph under “—Limitation on Liens” above to issue, assume, guarantee or permit to exist Debt secured by a Lien on such Operating Property without equally and ratably securing the Senior Notes, (b) after giving effect to such Sale and Lease-Back Transaction, the Company could incur pursuant to the provisions described in the second sentence of the second paragraph under “—Limitation on Liens”, at least $1.00 of additional Debt secured by Liens (other than Liens permitted by clause (a)), or (c) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the Operating Property so leased, to the retirement of Senior Notes or other Debt of the Company ranking equally with the Senior Notes, subject to reduction for Senior Notes and such Debt retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.

     Certain Definitions

     “Capitalization” means the total of all the following items appearing on, or included in, the consolidated balance sheet of the Company: (1) liabilities for Debt maturing more than 12 months from the date of determination; and (2) common stock, preferred stock, Hybrid Preferred Securities (as defined in the Senior Note Indenture), premium on capital stock, capital surplus, capital in excess of par value and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of capital stock reacquired by the Company. Subject to the foregoing, “Capitalization” shall be determined in accordance with generally accepted accounting principles (“GAAP”) and practices applicable to the type of business in which the Company is engaged and that are approved by independent accountants regularly retained by the Company, and may be determined as of a date not more than 60 days prior to the happening of an event for which such determination is being made.

     “Debt” means any outstanding debt of the Company for money borrowed evidenced by notes, debentures, bonds or other securities, or guarantees of any thereof.

     “Operating Property” means (1) any interest in real property owned by the Company and (2) any asset owned by the Company that is depreciable in accordance with GAAP excluding, in either case, any interest of the Company as lessee under any lease (except for a lease that results from a Sale and Lease-Back Transaction) which has been or would be capitalized on the books of the lessee in accordance with GAAP.

     “Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing to the Company of any Operating Property (except for leases for a term, including any renewals thereof, of not more than 48 months), which Operating Property has been or is to be sold or transferred by the Company to such person; provided, however, Sale and Lease-Back Transaction does not include any arrangement first entered into prior to the date of the Senior Note Indenture.

     “Tangible Assets” means the amount shown as total assets on the consolidated balance sheet of the Company, less the following: (1) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense, and (2) appropriate adjustments, if any, on account of minority interests. Tangible Assets shall be determined in accordance with GAAP and practices applicable to the type of business in which the Company is engaged and that are approved by the independent accountants that are regularly retained by the Company, and may be determined as of a date not more than 60 days prior to the happening of the event for which such determination is being made.

     “Value” means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds to the Company from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction, and (2) the net book value of such property, as determined by the Company in accordance with GAAP, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard, in any case, to any renewal or extension options contained in such lease.

Voting of Senior Note Mortgage Bonds Held by Senior Note Trustee

     The Senior Note Trustee, as the holder of Senior Note Mortgage Bonds, will attend any meeting of bondholders under the Mortgage, or, at its option, will deliver its proxy in connection therewith relating to matters with respect to which it is entitled to vote or consent.

     The Senior Note Trustee shall vote all Senior Note Mortgage Bonds then held by it or consent with respect thereto, proportionately with the vote or consent of the holders of all other First Mortgage Bonds outstanding under the Mortgage, the holders of which are eligible to vote or consent; provided, however, that the Senior Note Trustee shall not so vote in favor of, or so consent to, any amendment or modification of the Mortgage which, if it were an amendment or modification of the Senior Note Indenture, would require the consent of the holders of Senior Notes as described under “— Modification With Consent of Holders,” without the prior consent of holders of Senior Notes which would be required for such an amendment or modification of the Senior Note Indenture.

Resignation or Removal of Senior Note Trustee

     The Senior Note Trustee may resign at any time upon written notice to the Company specifying the day upon which the resignation is to take effect and such resignation will take effect immediately upon the later of the appointment of a successor Senior Note Trustee and such specified day.

     The Senior Note Trustee may be removed at any time by an instrument or concurrent instruments in writing filed with the Senior Note Trustee and signed by the holders, or their attorneys-in-fact, of at least a majority in aggregate principal amount of the then outstanding Senior Notes. In addition, so long as no event of default under the Senior Note Indenture or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, the Company may remove the Senior Note Trustee upon written notice to the holder of each Senior Note outstanding and the Senior Note Trustee, and appointment of a successor Senior Note Trustee.

Concerning the Senior Note Trustee

     The United States Trust Company of New York is the Senior Note Trustee under the Senior Note Indenture and the Mortgage Trustee under the Mortgage. The Senior Note Indenture provides that the Company’s obligations to compensate the Senior Note Trustee and reimburse the Senior Note Trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the Senior Notes upon all property and funds held or collected by the Senior Note Trustee as such. The Senior Note Indenture provides that the Senior Note Trustee shall be subject to and shall comply with the provisions of Section 310(b) of the Trust Indenture Act of 1939, as amended, and that nothing in the Senior Note Indenture shall be deemed to prohibit the Senior Note Trustee or the Company from making any application permitted pursuant to such section.

Governing Law

     The Senior Note Indenture and each Senior Note will be governed by New York law.

DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS

General

     Each series of Senior Note Mortgage Bonds will be a series of first mortgage bonds (the “First Mortgage Bonds”) to be issued under and secured by the Company’s Indenture dated as of March l, 1946 between the Company and United States Trust Company of New York, as successor trustee (the “Mortgage Trustee”), as heretofore amended and supplemented, and to be further amended and supplemented by one or more Supplemental Indentures with respect to the Senior Note Mortgage Bonds (collectively, the “Mortgage”). The statements herein concerning the First Mortgage Bonds and the Mortgage are summaries and do not purport to be complete. They may make use of defined terms and are subject to, and qualified in their entirety by, all of the provisions of the Mortgage, which is incorporated herein by reference.

     The Senior Note Mortgage Bonds will be issued as security for the Company’s obligations under the Senior Note Indenture and will be immediately delivered to, and registered in the name of, the Senior Note Trustee. The Senior Note Indenture provides that the Senior Note Trustee shall not transfer any Senior Note Mortgage Bonds except (1) to a successor trustee, (2) to the Company (as provided in the Senior Note Indenture) or (3) in compliance with a court order in connection with a bankruptcy or reorganization proceeding of the Company. The Senior Note Trustee shall generally vote the Senior Note Mortgage Bonds proportionately with what it believes to be the vote of the holders of all other First Mortgage Bonds then outstanding, as described under “Description of Senior Notes — Voting of Senior Note Mortgage Bonds Held by Senior Note Trustee.”

     The Senior Note Mortgage Bonds will correspond to the corresponding series of Senior Notes in respect of principal amount, interest rate, maturity date and redemption provisions. Upon payment of the principal of or premium, if any, or interest on the Senior Notes, Senior Note Mortgage Bonds of the corresponding series in a principal amount equal to the principal amount of such Senior Notes will, to the extent of such payment of principal, premium or interest, be deemed fully paid and the obligation of the Company to make such payment shall be discharged.

     At September 30, 1999, the Company had outstanding $1,173.5 million in principal amount of First Mortgage Bonds issued under the Mortgage.

Redemption Provisions of Senior Note Mortgage Bonds

     The Senior Note Mortgage Bonds will be redeemed on the respective dates and in the respective principal amounts which correspond to the redemption dates for, and the principal amounts to be redeemed of, the corresponding series of Senior Notes. The Senior Note Mortgage Bonds are not redeemable by operation of the improvement fund or the maintenance provisions of the Mortgage or with the proceeds of released property.

     In the event of an event of default under the Senior Note Indenture and acceleration of the Senior Notes, the Senior Note Mortgage Bonds will be immediately redeemable in whole, upon demand of the Senior Note Trustee (and surrender thereof to the Mortgage Trustee), at a redemption price of 100% of the principal amount thereof, together with accrued interest to the redemption date. See “Description of Senior Notes — Events of Default.”

Kind and Priority of Lien

     The Senior Note Mortgage Bonds and all First Mortgage Bonds outstanding under the Mortgage will be equally and ratably secured by a direct first lien on substantially all of the Company’s property (except certain real estate not necessary or appropriate for the Company’s business; cash, contracts, choses in action and securities not specifically subjected to the lien of the Mortgage; certain equipment not installed as fixed property; merchandise and supplies acquired, and electricity or products generated or purchased for resale; and materials and supplies held for consumption), subject to excepted encumbrances, matters of minor nature and the lien of the Trustee for compensation, indemnified losses and expenses. The Mortgage provides for subjecting similar after-acquired property to the lien thereof subject to certain restrictions upon the acquisition of property subject to outstanding prior lien bonds which are effective so long as the First Mortgage Bonds are outstanding.

Release and Substitution of Property

     Machinery, equipment, fixtures, appliances and other similar property which is worn-out, obsolete or unnecessary for the operations of the Company may be disposed of by the Company without a release by the Mortgage Trustee provided that the Company replaces it with other property (not necessarily of the same character) which is equal in value to the property so disposed of. Leases, rights-of-way, franchises, licenses and permits may be abandoned, surrendered or modified without a release by the Mortgage Trustee provided any changed or substituted lease, right-of-way, franchise, license or permit is subject to the lien of the Mortgage and any consideration received by the Company in connection therewith must be deposited with the Mortgage Trustee. Such provisions do not have a material effect on the Company’s property. Mortgaged property, subject to certain conditions, may be released upon substitution of cash or certain other property of equivalent value and in certain other circumstances. Money received by the Mortgage Trustee as the result of any release of property may be withdrawn against, among other things, bondable value of property additions and bonds previously issued and retired.

     The Mortgage Trustee is required to report to bondholders within 90 days after the release of property of a value of 10% or more of the principal amount of then outstanding First Mortgage Bonds, and annually as to all other released property.

Dividend Restrictions

     The Mortgage restricts common stock dividends payable by the Company to the amount of the Company’s accumulated earned surplus less $1,729,154. The amount available for declaration and payment of dividends on the Company’s common stock pursuant to this restriction will be contained in a supplement to this prospectus.

Issuance of Additional First Mortgage Bonds

     So long as the Company is not in default in the performance of any covenant to be performed by it under the Mortgage and obtains all requisite authorizations of governmental bodies, it may issue additional First Mortgage Bonds to the extent of any one or more of the following: (1) 60% of the bondable value of property additions; (2) the amount of refundable prior lien bonds theretofore or then retired or deposited with the Mortgage Trustee, as provided in the Mortgage; (3) the aggregate principal amount of certain bonds theretofore or then retired; or (4) the amount of cash deposited with the Mortgage Trustee against the issuance of First Mortgage Bonds.

     First Mortgage Bonds may be issued pursuant to (1) and (4) above (and pursuant to (2) and (3) above unless the interest charges on the retired refundable prior lien bonds or retired First Mortgage Bonds to be the basis of such issuance were included in a net earnings certificate previously furnished to the Mortgage Trustee) only if, for any period of twelve consecutive months out of the fifteen calendar months preceding the first day of the month involving the issuance of additional First Mortgage Bonds, net earnings available for interest shall be at least two times the annual interest requirements on the First Mortgage Bonds and all prior lien bonds then and to be outstanding. Net earnings available for interest generally consists of the excess of gross operating revenues over operating expenses (other than income taxes), including provision for depreciation equal to the greater of (1) the book provision for depreciation or (2) the “minimum provision for depreciation” as outlined below under “Maintenance Fund”, plus or minus net non-operating income or loss with non-operating income limited to 5% of operating income. Moreover, the Company’s charter contains provisions limiting the ratio of securities evidencing funded indebtedness and unsecured indebtedness to total capitalization.

     The principal amount of additional First Mortgage Bonds issuable pursuant to these provisions will be contained in a supplement to this prospectus.

Sinking and Improvement Fund

     The supplemental indenture creating each series of First Mortgage Bonds requires that, so long as any such First Mortgage Bonds are outstanding, the Company will make annual sinking and improvement fund deposits equal to 1% of the principal amount of First Mortgage Bonds (except First Mortgage Bonds issued against retired First Mortgage Bonds) delivered by the Trustee prior to January 1 of the year of deposit. Deposits are to be made in cash, reduced by credits elected by the Company for (1) 60% of bondable value of property additions and (2) the principal amount of refundable prior lien bonds and certain bonds previously issued and retired. Cash so deposited may be withdrawn upon the same basis that a credit may be taken as set forth in the preceding sentence, or may be applied to the payment, purchase or redemption of First Mortgage Bonds. The Company met the 1998 sinking fund requirement through the application of property additions. “Bondable value of property additions” means essentially (a) the net difference between (1) the lesser of the cost or fair value to the Company of property additions since January 1, 1946 and (2) all retirements of property then or thereafter owned, taken at the lesser of original cost or fair value, as certified to the Mortgage Trustee as property additions, or the “minimum provision for depreciation”, whichever is greater, after credit for cash substituted for any such retired property, less (b) 10/6ths of the amount of prior lien bonds having become refundable prior lien bonds and less (c) the amount of the bondable value of property additions previously used for the withdrawal of cash, the issuance of bonds or sinking fund credit.

     Sinking fund cash amounting to $100,000 or more held by the Mortgage Trustee on December 31 of any year must be applied to the retirement of First Mortgage Bonds. The Company may direct the Mortgage Trustee to use sinking fund cash held by it to purchase First Mortgage Bonds in the open market or to invite tenders of First Mortgage Bonds to it. If cash held by the Mortgage Trustee is applied to the purchase of First Mortgage Bonds at less than par, an amount equal to such discount must be paid to the Company.

Maintenance Fund

     The Company is required to make expenditures for property additions and/or to deposit with the Mortgage Trustee, cash (less, at the option of the Company, credit for refundable prior lien bonds and First Mortgage Bonds theretofore or then retired) annually beginning in 1946, in an amount not less than the “minimum provision for depreciation.” All cash so deposited with the Mortgage Trustee may, during the next succeeding three years, be withdrawn by the Company to the extent that the amount not less than that expended for property additions exceeds the “minimum provision for depreciation.”

     So long as any First Mortgage Bonds are outstanding, the term “minimum provision for depreciation” with reference to any period after 1952 means an amount equal to the greater of (i) 15% of the gross operating revenues derived from bondable property during such period after deducting the aggregate cost of electric energy and manufactured or natural gas purchased during such period for resale in connection with the operation of bondable property, less the charges to operating expense during such period for current repairs and maintenance of bondable property, and (ii) an amount computed at the rate of 2.25 % per annum as applied to depreciable electric utility property for each year or portion thereof embraced within such period.

Modification or Amendment of Mortgage

     Except as set forth in the next sentence, the rights of the bondholders may be modified with the consent of the holders of 75% of the principal amount of the First Mortgage Bonds of all series affected provided that no waiver of a past default or the consequences thereof shall be effective unless approved by the holders of not less than a majority of the principal amount of all the First Mortgage Bonds at the time outstanding. However, no modification of the terms of payment of principal, premium or interest and no modification permitting the creation of additional prior or parity liens, reducing the percentage of the principal amount of First Mortgage Bonds required for modification or depriving the bondholders of the lien of the Mortgage, is effective against any bondholder without such bondholder’s consent.

Defaults and Notice Thereof

     Events of default include default in the payment of principal and premium, if any, of any of the First Mortgage Bonds; default for 60 days in payment of interest on any of the First Mortgage Bonds; default in the payment of principal or interest continued beyond the period of grace on any prior lien bonds; default, for 60 days after notice, in the performance of any covenant in the Mortgage; and bankruptcy, insolvency or reorganization (under certain circumstances) of the Company. The Mortgage Trustee may withhold notice to bondholders of default (except default in payment of principal, premium, interest or sinking and improvement fund installments) if its responsible officers determine that it is in the interest of the bondholders to do so.

Concerning the Mortgage Trustee

     The Mortgage Trustee is permitted to engage in other transactions with the Company, except that if it acquires any conflicting interest, as defined in the Mortgage, it must eliminate it or resign and is required in certain cases to share with the bondholders the benefits of payments received within four months prior to default. The Mortgage Trustee is the Company’s office or agency for the payment and exchange of First Mortgage Bonds.

     Direction by the holders of a majority in principal amount of the First Mortgage Bonds then outstanding is necessary to require the Mortgage Trustee to take action. The Mortgage Trustee may require reasonable indemnification before being required to enforce the lien of the Mortgage. Holders of not less than 25% in principal amount of outstanding First Mortgage Bonds or the Mortgage Trustee may declare the principal and interest of all outstanding First Mortgage Bonds due upon the occurrence of a completed default, but the holders of a majority in principal amount of the outstanding First Mortgage Bonds may, under certain circumstances including the curing of such default, annul any such declaration.

Satisfaction and Discharge of Mortgage

     Upon the Company’s making due provision for the payment of all of the First Mortgage Bonds and paying all other sums due under the Mortgage, the Mortgage shall cease to be of further effect and may be satisfied and discharged of record.

Evidence as to Compliance with Mortgage Provisions

     Compliance with the provisions of the Mortgage is evidenced by written statements of Company officers or persons selected and paid by the Company. In certain cases, opinions of counsel and certificates of an engineer, accountant, appraiser or other expert (who in some instances must be independent) must be furnished. The Mortgage requires that the Company furnish annually to the Mortgage Trustee a certificate that the Company has complied with, and is not in default under, the provisions of the Mortgage.

PLAN OF DISTRIBUTION

     The Company may sell the Senior Notes: (1) directly to purchasers; (2) to or through underwriters; or (3) through agents or dealers. The supplement to this prospectus relating to each series of Senior Notes will set forth the terms of the offering thereof, including the name or names of any such underwriters, agents or dealers; the purchase price of and the net proceeds to the Company from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; the initial public offering price; and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in an offering, the Senior Notes will be acquired by such underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering will be named in a supplement to this prospectus relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such supplement. Unless otherwise set forth in a supplement to this prospectus relating thereto, the obligations of the underwriters to purchase the particular Senior Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Senior Notes if any are purchased.

     If dealers are utilized in a sale of Senior Notes, the Company will sell such securities to the dealers as principal. The dealers may then resell such Senior Notes to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a supplement to this prospectus relating thereto.

     The Senior Notes may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Senior Notes with respect to which this prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in a supplement to this prospectus relating thereto. Unless otherwise indicated in a supplement to this prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

     Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Senior Notes to be higher than it would otherwise be in the absence of such transactions.

     Agents, dealers and underwriters may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Unless otherwise specified in a supplement to this prospectus, the Senior Notes will not be listed on a national securities exchange. No assurance can be given that any broker-dealer will make a market in any series of Senior Notes, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the Senior Notes. A supplement to this prospectus will state, if known, whether or not any broker-dealer intends to make a market in the Senior Notes. If no such determination has been made, such supplement will so state.

LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Berlack, Israels & Liberman LLP, New York, New York and for any underwriters, agents or dealers by Winthrop, Stimson, Putnam & Roberts, New York, New York. Winthrop, Stimson, Putnam & Roberts may rely on the opinion of Berlack, Israels & Liberman LLP as to matters of New Jersey law. Attorneys of Berlack, Israels & Liberman LLP own an aggregate of 13,306 shares of the Common Stock of the Company’s parent, GPU, Inc.

EXPERTS

     The consolidated financial statements and financial statement schedule, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.